MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED MARCH 31, 1999

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

             ------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                 For the Plan's fiscal year ended March 31, 1999

             ------------------------------------------------------

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Minntech Corporation
                14605 - 28th Avenue North
                Minneapolis, Minnesota 55447

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
INDEX
--------------------------------------------------------------------------------

                                                                               PAGE
                                                                              NUMBER
Financial Statements:
--------------------

Report of Independent Accountants                                               F-1


Statement of Net Assets Available for Benefits                                  F-2


Statement of Changes in Net Assets Available for Benefits,
  With Fund Information                                                     F-3 to F-6


Notes to Financial Statements                                               F-7 to F-8


Supplemental Schedules:
----------------------

  I.   Item 27(a) - Schedule of Assets Held for Investment Purposes at
         March 31, 1999                                                         F-9

 II.   Item 27(d) - Schedule of Reportable Transactions for the Year Ended
         March 31, 1999                                                        F-10


Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


Exhibits:
--------

Consent of Independent Accountants                                              E-1

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
  of the Minntech Corporation
  Profit Sharing and Retirement Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Minntech Corporation Profit Sharing and Retirement Plan and Trust at March 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP
Minneapolis, Minnesota
July 30, 1999

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                          MARCH 31,
                                                                                ------------    -----------
                                                                                     1999          1998
Investments (at fair value):
   Fidelity Mutual Funds:
     Heartland Value Fund                                                       $     33,027
     Magellan Fund                                                                 1,681,644    $   943,358
     Janus Worldwide Fund                                                          1,444,069        954,433
     Hotchkis & Wiley International Fund                                             395,752        404,904
     Baron Asset Fund                                                              1,201,266        972,764
     Brandywine Fund                                                                 762,930      1,094,197
     Vanguard Index TR500 Fund                                                     2,013,829      1,420,377
     Founders Balanced Fund                                                          562,169        460,794
     Value Line Aggressive Income Fund                                               352,470        376,128
     Vanguard GNMA Fund                                                               81,535            159
     Invesco Stable Value Fund                                                       850,588        573,278
   Securities of participating employer - Minntech Corporation
     Common Stock                                                                    392,205        309,716
                                                                                ------------    -----------
         Total investments                                                         9,771,484      7,510,108

Participant loans                                                                    393,380        352,746
Contribution receivable and cash                                                     588,500        652,981
                                                                                ------------    -----------

Net assets available for benefits                                               $ 10,753,364    $ 8,515,835
                                                                                ------------    -----------
                                                                                ------------    -----------

                 See accompanying notes to financial statements.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED MARCH 31, 1999
--------------------------------------------------------------------------------

                                                               FUND INFORMATION
                                             ---------------------------------------------------------
                                                                             MINNTECH
                                               HEARTLAND                   CORPORATION       JANUS
                                                 VALUE        MAGELLAN        COMMON        WORLDWIDE
                                                 FUND           FUND          STOCK           FUND

Sources of net assets:
   Interest/dividend income                                 $     58,653   $         83   $      5,582
   Net appreciation (depreciation)
     in fair value of investments            $       (687)       257,007        (39,199)       178,350
   Employer profit sharing contribution                           70,388         26,712         84,765
   Employer matching contributions                    681          8,350          3,574          9,672
   Employee contributions                           9,270        122,105         63,626        142,954
                                             ------------   ------------   ------------   ------------
       Total additions                              9,264        516,503         54,796        421,323
                                             ------------   ------------   ------------   ------------

Applications of net assets:
   Benefit payments                                              (54,519)        (2,407)       (14,702)
   Loans issued                                       (36)       (40,282)        (8,623)       (13,404)
   Loan payments                                    1,618         34,514          2,391         17,997
                                             ------------   ------------   ------------   ------------
       Total decreases                              1,582        (60,287)        (8,639)       (10,109)
                                             ------------   ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                              10,846        456,216         46,157        411,214
   Interfund transfers                             22,181        282,070         36,332         78,422
                                             ------------   ------------   ------------   ------------
       Net increase (decrease)                     33,027        738,286         82,489        489,636

Net assets available for benefits:
   Beginning of year                                    -        943,358        309,716        954,433
                                             ------------   ------------   ------------   ------------
   End of year                               $     33,027   $  1,681,644   $    392,205   $  1,444,069
                                             ------------   ------------   ------------   ------------
                                             ------------   ------------   ------------   ------------
                                             HOTCHKIS &
                                               WILEY                                         VANGUARD
                                           INTERNATIONAL   BARON ASSET      BRANDYWINE     INDEX TR500
                                               FUND           FUND            FUND            FUND

Sources of net assets:
   Interest/dividend income                  $     14,130   $        878   $     12,395   $     34,210
   Net appreciation (depreciation)
     in fair value of investments                 (39,826)        33,616        (32,722)       273,924
   Employer profit sharing contribution            22,415         80,861         85,936        102,372
   Employer matching contributions                  2,418          7,701          7,054         12,467
   Employee contributions                          35,475        111,895         93,508        199,410
                                             ------------   ------------   ------------   ------------
       Total additions                             34,612        234,951        166,171        622,383
                                             ------------   ------------   ------------   ------------

Applications of net assets:
   Benefit payments                               (10,904)       (19,902)       (25,574)       (40,556
   Loans issued                                    (6,749)       (15,732)       (20,168)       (32,774
   Loan payments                                    4,427         16,369         26,088         27,959
                                             ------------   ------------   ------------   ------------
       Total decreases                            (13,226)       (19,265)       (19,654)       (45,371
                                             ------------   ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                              21,386        215,686        146,517        577,012
   Interfund transfers                            (30,538)        12,816       (477,784)        16,440
                                             ------------   ------------   ------------   ------------
       Net increase (decrease)                     (9,152)       228,502       (331,267)       593,452

Net assets available for benefits:
   Beginning of year                              404,904        972,764      1,094,197      1,420,377
                                             ------------   ------------   ------------   ------------
   End of year                               $    395,752   $  1,201,266   $    762,930   $  2,013,829
                                             ------------   ------------   ------------   ------------
                                             ------------   ------------   ------------   ------------

                 See accompanying notes to financial statements.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED MARCH 31, 1999 (CONTINUED)
--------------------------------------------------------------------------------

                                                               FUND INFORMATION
                                             ---------------------------------------------------------
                                                             VALUE LINE
                                              FOUNDERS       AGGRESSIVE      VANGUARD        INVESCO
                                              BALANCED         INCOME          GNMA       STABLE VALUE
                                                 FUND           FUND           FUND           FUND

Sources of net assets:
   Interest/dividend income                  $     36,365   $     37,104   $      2,646   $     36,816
   Net appreciation (depreciation)
     in fair value of investments                 (15,852)       (66,082)          (644)        (2,448)
   Employer profit sharing contribution            37,422         27,269          3,217        107,469
   Employer matching contribution                   4,072          3,330            461          3,362
   Employee contributions                          54,477         47,797         74,716         45,344
                                             ------------   ------------   ------------   ------------
       Total additions                            116,484         49,418         80,396        190,543
                                             ------------   ------------   ------------   ------------

Applications of net assets:
   Benefit payments                                (7,393)        (5,646)       (15,332)       (19,883)
   Loans issued                                   (17,924)       (16,330)                      (28,382)
   Loan payments                                   15,535         15,065            206         16,402
                                             ------------   ------------   ------------   ------------
       Total decreases                             (9,782)        (6,911)       (15,126)       (31,863)
                                             ------------   ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                             106,702         42,507         65,270        158,680
Interfund transfers                                (5,327)       (66,165)        16,106        118,630
                                             ------------   ------------   ------------   ------------
       Net increase (decrease)                    101,375        (23,658)        81,376        277,310

Net assets available for benefits:
   Beginning of year                              460,794        376,128            159        573,278
                                             ------------   ------------   ------------   ------------
   End of year                               $    562,169   $    352,470   $     81,535   $    850,588
                                             ------------   ------------   ------------   ------------
                                             ------------   ------------   ------------   ------------

                                                            CONTRIBUTION
                                             PARTICIPANT     RECEIVABLE
                                               LOANS          AND CASH        TOTAL

Sources of net assets:
   Interest/dividend income                                                $    238,862
   Net appreciation (depreciation)
     in fair value of investments                                               545,437
   Employer profit sharing contribution                     $    (67,874)       580,952
   Employer matching contribution                                    210         63,352
   Employee contributions                                          7,341      1,007,918
                                             ------------   ------------   ------------
       Total additions                                           (60,323)     2,436,521
                                             ------------   ------------   ------------

Applications of net assets:
   Benefit payments                          $     (3,585)                     (220,403)
   Loans issued                                   200,404
   Loan payments                                 (156,185)          (975)        21,411
                                             ------------   ------------   ------------
       Total decreases                             40,634           (975)      (198,992)
                                             ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                              40,634        (61,298)     2,237,529
Interfund transfers                                               (3,183)
                                             ------------   ------------   ------------
       Net increase (decrease)                     40,634        (64,481)     2,237,529

Net assets available for benefits:
   Beginning of year                              352,746        652,981      8,515,835
                                             ------------   ------------   ------------
   End of year                               $    393,380   $    588,500   $ 10,753,364
                                             ------------   ------------   ------------
                                             ------------   ------------   ------------

                 See accompanying notes to financial statements.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED MARCH 31, 1998
--------------------------------------------------------------------------------

                                                                         FUND INFORMATION
                                             ------------------------------------------------------------------------
                                                                                                           SPARTAN
                                                                GROWTH                     INTERMEDIATE     MONEY
                                                MAGELLAN      AND INCOME     OVERSEAS          BOND         MARKET
                                                  FUND           FUND          FUND            FUND          FUND

Sources of net assets:
   Interest/dividend income                  $    185,665
   Net appreciation (depreciation)
     in fair value of investments                 279,333   $    224,736   $     45,464   $      9,302   $      2,659
   Employer matching contributions                  7,497          1,326            507            383            419
   Employee contributions                         123,186         16,482          5,378          4,396          5,540
                                             ------------   ------------   ------------   ------------   ------------
       Total additions                            595,681        242,544         51,349         14,081          8,618
                                             ------------   ------------   ------------   ------------   ------------

Applications of net assets:
   Benefit payments                              (104,688)
   Loans issued                                   (40,117)
   Loan payments                                   29,284
                                             ------------   ------------   ------------   ------------   ------------
       Total decreases                           (115,521)
                                             ------------   ------------   ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                             480,160        242,544         51,349         14,081          8,618
Interfund transfers                            (1,439,181)    (1,896,689)      (490,160)      (475,396)      (699,138)
                                             ------------   ------------   ------------   ------------   ------------
       Net increase (decrease)                   (959,021)    (1,654,145)      (438,811)      (461,315)      (690,520)

Net assets available for benefits:
   Beginning of year                            1,902,379      1,654,145        438,811        461,315        690,520
                                             ------------   ------------   ------------   ------------   ------------
   End of year                               $    943,358   $          -   $          -   $          -   $          -
                                             ------------   ------------   ------------   ------------   ------------
                                             ------------   ------------   ------------   ------------   ------------

                                                MINNTECH                    HOTCHKIS &
                                               CORPORATION      JANUS         WILEY
                                                 COMMON       WORLDWIDE    INTERNATIONAL    BARON ASSET
                                                  STOCK          FUND           FUND            FUND

Sources of net assets:
   Interest/dividend income                  $     27,006   $  101,791     $    22,885    $    216,574
   Net appreciation (depreciation)
     in fair value of investments                  31,955         61,072          7,273          6,092
   Employer matching contributions                  1,817          7,604          2,476          5,351
   Employee contributions                          70,294        104,433         86,427        135,409
                                             ------------   ------------   ------------   ------------
       Total additions                            131,072        274,900        119,061        363,426
                                             ------------   ------------   ------------   ------------

Applications of net assets:
   Benefit payments                              (159,870)       (38,567)          (356)       (32,728)
   Loans issued                                    (5,508)       (38,507)        (4,609)       (24,151)
   Loan payments                                    3,850         15,129          3,448         11,387
                                             ------------   ------------   ------------   ------------
       Total decreases                           (161,528)       (61,945)        (1,517)       (45,492)
                                             ------------   ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                             (30,456)       212,955        117,544        317,934
Interfund transfers                               (45,968)       741,478        287,360        654,830
                                             ------------   ------------   ------------   ------------
       Net increase (decrease)                    (76,424)       954,433        404,904        972,764

Net assets available for benefits:
   Beginning of year                              386,140              -              -              -
                                             ------------   ------------   ------------   ------------
   End of year                               $    309,716   $    954,433   $    404,904   $    972,764
                                             ------------   ------------   ------------   ------------
                                             ------------   ------------   ------------   ------------

                 See accompanying notes to financial statements.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED MARCH 31, 1998 (CONTINUED)

                                                                         FUND INFORMATION
                                             ------------------------------------------------------------------------
                                                                                           VALUE LINE
                                                              VANGUARD        FOUNDERS     AGGRESSIVE      VANGUARD
                                              BRANDYWINE    INDEX TR500       BALANCED       INCOME          GNMA
                                                 FUND           FUND            FUND          FUND           FUND

Sources of net assets:
   Interest/dividend income                  $   (123,739)  $    255,930   $     20,202   $     21,090
   Net appreciation (depreciation)
     in fair value of investments                 180,843         33,416         34,342         22,931   $          2
   Employer profit sharing
     contribution
   Employer matching contribution                   8,489          9,232          3,679          2,561              9
   Employee contributions                         151,848        181,065         72,100         33,436            136
                                             ------------   ------------   ------------   ------------   ------------
       Total additions                            217,441        479,643        130,323         80,018            147
                                             ------------   ------------   ------------   ------------   ------------

Applications of net assets:
   Benefit payments                               (44,191)       (56,098)        (9,320)       (20,655)
   Loans issued                                   (39,899)       (33,554)       (17,051)       (12,037)
   Loan payments                                   21,523         15,372         11,956         11,073             36
                                             ------------   ------------   ------------   ------------   ------------
       Total decreases                            (62,567)       (74,280)       (14,415)       (21,619)            36
                                             ------------   ------------   ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                             154,874        405,363        115,908         58,399            183
Interfund transfers                               939,323      1,015,014        344,886        317,729            (24)
                                             ------------   ------------   ------------   ------------   ------------
       Net increase (decrease)                  1,094,197      1,420,377        460,794        376,128            159

Net assets available for benefits:
   Beginning of year                                    -              -              -              -              -
                                             ------------   ------------   ------------   ------------   ------------
   End of year                               $  1,094,197   $  1,420,377   $    460,794   $    376,128   $        159
                                             ------------   ------------   ------------   ------------   ------------
                                             ------------   ------------   ------------   ------------   ------------

                                                INVESCO                    CONTRIBUTION
                                              STABLE VALUE   PARTICIPANT    RECEIVABLE
                                                  FUND          LOANS        AND CASH         TOTAL

Sources of net assets:
   Interest/dividend income                                                               $    727,404
   Net appreciation (depreciation)
     in fair value of investments            $     26,580                                      966,000
   Employer profit sharing
     contribution                                                          $    648,826        648,826
   Employer matching contribution                   3,805                           611         55,766
   Employee contributions                          49,323                         3,495      1,042,948
                                             ------------   ------------   ------------   ------------
       Total additions                             79,708                       652,932      3,440,944
                                             ------------   ------------   ------------   ------------

Applications of net assets:
   Benefit payments                              (267,540)  $     (4,242)                     (738,255)
   Loans issued                                   (27,951)       243,384
   Loan payments                                   16,804       (120,543)           975         20,294
                                             ------------   ------------   ------------   ------------
       Total decreases                           (278,687)       118,599            975       (717,961)
                                             ------------   ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                            (198,978)       118,599        653,907      2,722,984
Interfund transfers                               772,256                       (26,320)
                                             ------------   ------------   ------------   ------------
       Net increase (decrease)                    573,278        118,599        627,587      2,722,984

Net assets available for benefits:
   Beginning of year                                    -        234,147         25,394      5,792,851
                                             ------------   ------------   ------------   ------------
   End of year                               $    573,278   $    352,746   $    652,981   $  8,515,835

                 See accompanying notes to financial statements.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The Minntech Corporation Profit Sharing and Retirement Plan and Trust (the
     Plan) is fully described in the "Minntech Corporation Profit Sharing and Retirement Plan and Trust" Plan Agreement.

     PARTICIPATION
     The Plan is a defined contribution plan for Minntech Corporation's (the Company) employees. Employees are eligible to participate in the Plan after the employee has completed 1,000 or more hours during 12 consecutive months.

     Certain employees are not eligible if employed under a collective bargaining agreement with a labor union unless that agreement expressly provides for the employee's coverage under the Plan.

     ADMINISTRATION
     DCA is the Plan Administrator. Schwab Institutional is the trustee of the Plan

     CONTRIBUTIONS
     Eligible participants may invest 1% to 10% of their annual compensation, with the Company matching 10% of the first 6% of employee contributions.

     The Company may also make discretionary contributions to the Plan each year based upon the financial performance of the Company. The Company is not required to make a contribution in any Plan year. Discretionary contributions made to the Plan by the Company during each Plan year ended March 31, 1999 and 1998 were $580,952 and $648,826, respectively.

     Contributions are credited to each qualifying participant's account, based on the proportion of their recognized compensation, as defined, to the total recognized compensation of all qualifying participants. Contributions are fully funded on an annual basis, following the Plan's fiscal year-end.

     DISTRIBUTIONS
     Distributions are made to vested employees after retirement or termination from the Company.

     VESTING
     When employment ends, the participants are vested in all, some or none of their account balance, depending upon various factors, including the participant's age and length of service. Any non-vested portion of the account balance will be forfeited and added to the remaining qualified participants' accounts, in proportion to which a qualified participant's recognized compensation bears to the total recognized compensation of all qualifying participants.

     A qualifying participant vests twenty percent after three years, an additional twenty percent for each of years four, five, six and seven. A participant is fully vested after seven years of service or upon retirement at age sixty-five or upon death or disability.

     The Company may elect to terminate the Plan at any time. In the event the Company elects to terminate the Plan, all participant account balances become fully vested.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     PARTICIPANT LOANS
     Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser amount of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participants' accounts and bear interest at the prime interest rate. Loans must be repaid over a period of five to ten years.


2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the plan are prepared on the accrual basis of accounting.

     INVESTMENTS
     Investments are recorded at fair market value, as determined by quoted prices in an active market. Net appreciation of investments reported in the Statement of Changes in Net Assets Available for Benefits, With Fund Information includes both realized and unrealized gains and losses.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     ADMINISTRATIVE EXPENSES
     Administrative expenses paid by the Plan for the years ended March 31, 1999 and 1998 were $36,658 and $20,822, respectively. Administrative expenses for legal, auditing, and administration costs have been fully paid by the Company at its discretion.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, With Fund Information.


3.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated November 30, 1993 that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MARCH 31, 1999                                                        SCHEDULE I
--------------------------------------------------------------------------------

                                                                                      CURRENT
     IDENTITY OF ISSUER                    DESCRIPTION OF INVESTMENT                   VALUE           COST
Fidelity Investments                Heartland Value Fund                        $     33,027     $     33,701
                                    Magellan Fund                                  1,681,644        1,291,972
                                    Janus Worldwide Fund                           1,444,069        1,189,983
                                    Hotchkis & Wiley International Fund              395,752          409,876
                                    Baron Asset Fund                               1,201,266          973,908
                                    Brandywine Fund                                  762,930          836,883
                                    Vanguard Index TR500 Fund                      2,013,829        1,560,819
                                    Founders Balanced Fund                           562,169          558,067
                                    Value Line Aggressive Income Fund                352,470          386,967
                                    Vanguard GNMA Fund                                81,535           82,267
                                    Invesco Stable Value Fund                        850,588          850,390
                                                                                ------------     ------------
                                                                                   9,379,279        8,174,833

Minntech Corporation*               Common stock                                     392,205          399,526
                                    Brokerage cash account and
                                      contribution receivable                        588,500          588,500

Participant loans                   Loans receivable from participants               393,380          393,380
                                                                                ------------     ------------

     Total assets held for
        investment purposes                                                     $ 10,753,364     $  9,556,239
                                                                                ------------     ------------
                                                                                ------------     ------------

*    Party in interest.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED MARCH 31, 1999                                            SCHEDULE II
--------------------------------------------------------------------------------

                                       PURCHASE           SELLING          COST OF          NET GAIN
DESCRIPTION OF ASSET                    PRICE              PRICE            ASSETS          OR (LOSS)
Magellan Fund                        $   768,106                         $   768,106

Baron Asset Fund                       1,115,051                           1,115,051
Baron Asset Fund                                       $   512,905           561,767       $   (48,862)

Brandywine Fund                                            566,961           588,782           (21,821)

Invesco Stable Value Fund                850,390                             850,390
Invesco Stable Value Fund                                  622,849           622,848                 1

Janus Worldwide Fund                     550,143                             550,143

Vanguard Index TR500 Fund                732,778                             732,778
Vanguard Index TR500 Fund                                  442,749           420,840            21,909

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-35368) of Minntech Corporation of our report dated July 30, 1999 appearing in the Annual Report of the Minntech Corporation Profit Sharing and Retirement Plan and Trust which is included in this Annual Report on Form 11-K for the year ended March 31, 1999.





PricewaterhouseCoopers LLP
Minneapolis, Minnesota
September 21, 1999

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Minntech Corporation Profit Sharing and Retirement Plan and Trust have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: September 23, 1999              MINNTECH CORPORATION PROFIT SHARING AND
                                      RETIREMENT PLAN AND TRUST



                                      By: /s/ Thomas J. McGoldrick
                                          --------------------------------------
                                          Thomas J. McGoldrick
                                          Member of the Administrative Committee